
Lufthansa

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

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	CGN IR nr 14 August 2003	

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SEC MAIL PROCESSING
RECEIVED
AUG 21 2003
WASH. D.C. 187 SECTION

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

Very truly yours,
Deutsche Lufthansa Aktiengesellschaft
Vice President Investor Relations

Ulrike Schlosser

Enclosures

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

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Stephan Hutter, Esq.
Shearman & Sterling
599 Lexington Ave.
New York, NY 10022-6069

 Lufthansa **News** | A STAR ALLIANCE MEMBER

Lufthansa Aviation Group | Passenger Business | Logistics | MRO | Catering | Leisure Travel | IT Services

Frankfurt, 13 August 2003

Lufthansa posts operating profit in second quarter

Mayrhuber pins hopes on quality offensive – ongoing strict cost discipline required

Thanks to its professional capacity and cost management strategy, Lufthansa succeeded in posting an operating profit of €65 million in the second quarter of 2003. This positive result for the period April to June reaffirmed the Group's leading position, after it had recorded an operating loss of -€415 million in the first quarter. "Despite weak macroeconomic momentum, the Iraq war and SARS, we achieved a fine result and thereby strengthened our position in international competition. But even though we fared better in the second quarter than many other carriers, we must remain on our guard. The aviation industry is still operating in a difficult economic environment. But it looks like we have now come through the worst," Lufthansa's Chairman and CEO Wolfgang Mayrhuber said when presenting the interim figures.

Mayrhuber expressed confidence in the future, yet at the same time cautioned against exaggerated optimism: "The key requirements at the moment are clear and prudent judgement, a correct assessment of the markets and professional risk provisioning. Ongoing strict cost discipline is required for all corporate units." This was crucial given that for the first six months of the year Lufthansa turned in a negative operating result of -€354 million and that a lasting global economic recovery is still not in sight. The current booking figures indicate that no marked improvement can be expected in the second half of the year. Despite the capacity adjustments and cost-curbing measures, Lufthansa does not anticipate a positive operating result for 2003 as a whole. "The present business trend has a gratifying counterweight in our Group's persistently high degree of financial stability."

Wolfgang Mayrhuber emphasised that, along with all Lufthansa's staff around the world, he is driven each day anew by an uplifting motivating force: "That motivating force comes from our customers. They are at the focus of our attention, it is their needs that we work for and serve. Satisfied passengers are and remain our greatest incentive." He added that Lufthansa is currently in the middle of an innovation and quality offensive. Lufthansa's Chairman said that broadband Internet on board, the worldwide equipping of Lufthansa airport lounges with wireless LAN links as well as the enhanced comfort and short transfer times of the new Lufthansa terminal at Munich Airport are examples of the systematic

implementation of the innovation strategy. "The new Lufthansa Business Class, which will be installed aboard long-haul flights as from this autumn, signifies a marked increase in quality for our passengers." Wolfgang Mayrhuber identified flexibility, high innovativeness and a pronounced service culture as the factors that would successfully strengthen Lufthansa's international competitiveness and enable it to seize the opportunities that present themselves. "Lufthansa's products are future-compatible," Mayrhuber concluded.

The first half of 2003 in figures

Between January and June the Lufthansa Group generated revenue of €7.6 billion, a year-on-year drop of 7.4 per cent. Amid a difficult market environment, passenger and cargo business contributed traffic revenue of €5.4 billion. This amounts to a decline of 7.5 per cent. Other operating income doubled to €896 million. It includes book profits of €79 million from the disposal of the stake in Start Amadeus and €66 million from the sale of aircraft.

Cost reductions achieved in all business segments pushed down operating expenses in the second quarter. They were 0.3 per cent lower than in the corresponding period of last year. Taking the first two quarters together, costs increased by 4.8 per cent vis-à-vis the first half of 2002 to €8.6 billion. Staff costs rose by 7.0 per cent to €2.3 billion in the first six months, mainly as a result of the first-time consolidation of additional companies. In the second quarter the implemented cost curbs limited the growth of staff costs to 2.5 per cent, and adjusted for the consolidation changes they actually fell by 3.3 per cent. The Group spent €658 million on fuel in the first six months, which was 3.5 per cent more than in the first half of 2002. Without the price-hedging measures that were taken, the fuel bill would have been €68 million higher.

The Group's net result for the first six months of 2003 amounts to -€392 million, compared with -€27 million at the interim stage last year. Net indebtedness currently stands at the outstandingly low level €1.3 billion. Lufthansa invested a total of €515 million in modernising the fleet and in acquiring financial assets.

		Jan.-June 2003	Jan.-June 2002	Percentage change
Revenue	€m	7,572	8,176	-7.4
of which traffic revenue	€m	5,434	5,876	-7.5
Loss/profit from operating activities	€m	-119	415	-
Net loss for the period	€m	-392	-27	-
Operating result	€m	-354	332	-
Capital expenditure	€m	515	439	17.3
Cash flow	€m	619	1,396	-55.7
Net indebtedness	€m	1,281	2,717	-52.9
Gearing (ratio of net debt to equity)	per cent	37.8	76.0	-38.2 PP.
Average employee total		94,613	90,308	4.8

The full Group Report for the first half of 2003 is posted on the Internet at www.lufthansa-financials.com.

Deutsche Lufthansa AG
Corporate Communications
Thomas Ellerbeck/Christine Ritz
Tel. +49 69 / 696 – 51014 / – 2999
Fax +49 69 / 696 – 95428
http://media.lufthansa.com



Lufthansa

2nd Interim Report January–June 2003

Lufthansa Group:
Key Data

		January–June 2003	January–June 2002	Change in per cent
Revenue	€m	**7,572**	*8,176*	-7.4
of which traffic revenue	€m	**5,434**	*5,876*	-7.5
EBITDA	€m	**301**	*945*	-68.1
EBIT	€m	**-303**	*340*	–
Loss/profit from operating activities	€m	**-119**	*415*	–
Net loss for the period	€m	**-392**	*- 27*	–
Operating result	€m	**-354**	*332*	–
Capital expenditure*	€m	**515**	*439*	17.3
Cash flow	€m	**619**	*1,396*	-55.7
Total assets	€m	**17,831**	*19,278*	-7.5
Shareholders' equity	€m	**3,389**	*3,574*	-5.2
Average number of employees		**94,613**	*90,308*	4.8
Staff costs	€m	**2,294**	*2,143*	7.0
Loss per share	€	**-1.03**	*- 0.07*	–

**without results from investments accounted for using the equity method*

Group Fleet

Number of commercial aircraft of Lufthansa German Airlines, Lufthansa CityLine, Lufthansa Cargo and Air Dolomiti as of June 30, 2003

Manufacturer/Type	Group fleet	thereof Finance/ Operating Lease	Operator LH	CLH	LCAG	EN**
Airbus A300	15	1	15	–	–	–
Airbus A310	6	1	6	–	–	–
Airbus A319	20	–	20	–	–	–
Airbus A320	36	–	36	–	–	–
Airbus A321	26	2	26	–	–	–
Airbus A330	5	5	5	–	–	–
Airbus A340	34	2	34	–	–	–
Boeing 737	70	2	70	–	–	–
Boeing 747	34	5	34	–	–	–
Boeing 747F/SF	8	–	–	–	8	–
Boeing 767	2	2	2	–	–	–
Boeing MD-11F	14	–	–	–	14	–
Fokker 50*	9	–	–	9	–	–
Canadair Regional Jet	66	26	–	61	–	5
Avro RJ85	18	12	–	18	–	–
ATR	14	13	–	–	–	14
Total aircraft	**377**	**71**	**248**	**88**	**22**	**19**

*leased to Contact Air
**Air Dolomiti – new in the group of consolidated companies

Dear Shareholder,
In the second quarter of 2003 the business environment for world air traffic deteriorated further. The persistently weak global economic momentum, the effects of the Iraq war and, in particular, fear of the respiratory desease SARS massively dented consumer confidence and the demand for air traffic services. This had a lasting effect on Lufthansa's business.

Even prior to the end of the Iraq war in mid-May SARS spread dramatically and heavily curtailed the demand for flights to Beijing, Hong Kong and Singapore. The Asia/Pacific traffic area, which up to then had been Lufthansa's most stable traffic area, saw sales in the peak plummet by up to 26 per cent, which we countered with radical capacity cuts. In other traffic regions, by contrast, a slight recovery began to emerge after the end of the Iraq war, to which we responded by cautiously stepping up supply from June onwards.

The capacity adjustments were accompanied by extensive cost-cutting measures. This made it possible, despite a steep drop in revenue, to post a positive operating result of €65m in the second quarter. In the first quarter the Group had posted a negative operating result of –€415m. The outcome for the first six months is a negative operating result of –€354m. In the same period last year the Group had turned in a positive operating result of €332m.

This interim report up to 30 June 2003 has been drawn up in accordance with the provisions of IAS 34. It is based on the same accounting and valuation methods used in the Annual Report 2002.

In the first half of 2003 16 more companies were added to the group of consolidated companies compared with the end of 2002. On 16 April 2003 we acquired a further 31.2 per cent of the shares in Air Dolomiti and hence now have a majority of the voting rights. Including additional purchases during the subsequent takeover offer to the remaining Air Dolomiti shareholders, the Lufthansa Group's equity holding in the company on 30 June amounted to 78.1 per cent. Air Dolomiti was included in the group of consolidated companies retroactively from 1 January 2003. START AMADEUS GmbH is no longer consolidated following the disposal of the entire stockholding on 26 February. The consolidated group was additionally altered vis-à-vis last year's period by the first-time consolidations that occurred during the annual closing (see Annual Report 2002, Note 4). This impairs comparability with last year's corresponding figures. Details of these changes are provided on page 18 of this report and in the corresponding sections relating to the individual business segments.

Course of business
The world economy failed to pick up speed in the second quarter 2003. In key markets the economic data stagnated. In the United States, too, developments were muted. In Germany the sluggish macroeconomic trend continued.

The situation of aviation industry did not improve after the end of the Iraq war either. On the contrary, the dramatic impact of SARS led to a catastrophic slump in the growth market Asia throughout the second quarter. This spilled over to other markets and postponed the recovery further.

Nonetheless, we managed to lift our traffic data in the first half of 2003 compared with the first six months of 2002. That period was still suffering from the after-effects of the terror attacks of 11 September 2001. Between January and June 2003 the number of passengers rose by 5.0 per cent to 22.0 million. Available capacity increased by 4.8 per cent compared with the same period last year. Sales improved over twelve months by 1.9 per cent. However, the passenger load factor fell by 2.1 percentage points to 71.7 per cent. The figures for the Passenger Business segment include for the first time the data of Air Dolomiti, which was newly consolidated with retroactive effect as of 1 January 2003 but is not included in the prior-year figures.

Traffic figures of the Lufthansa Groups' airlines*

		January–June **2003**	January–June 2002	Change in per cent
Passengers carried	thousand	**22,049**	*20,998*	5.0
Passenger load factor	per cent	**71.7**	*73.8*	- 2.1 p.
Cargo/mail	thousand tonnes	**767**	*802*	- 4.4
Cargo load factor	per cent	**64.8**	*67.2*	- 2.4 p.
Available tonne-kilometres	million	**11,287**	*10,879*	3.8
Revenue tonne-kilometres	million	**7,755**	*7,713*	0.5
Overall load factor	per cent	**68.7**	*70.9*	- 2.2 p.
Number of flights		**274,922**	*248,252*	10.7

*Air Dolomiti, consolidated with effect from 1 January 2003, is included in the figures. The latter are thus not entirely comparable with the previously published figures.

We increased overall capacity – passenger and cargo – by 3.8 per cent and sales by 0.5 per cent. The Group's overall load factor declined by 2.2 percentage points to 68.7 per cent.

The measures initiated in the first quarter to shore up earnings were reinforced by additional capacity cuts. Altogether 70 aircraft, including 7 long-haul jets, were temporarily grounded. In May passenger capacity was 6.7 per cent and overall capacity 4.6 per cent lower than a year earlier.

Revenue

In the first six months of this year average yields fell by 9.7 per cent, and in cargo business by 4.8 per cent. This caused traffic revenue to contract during the reporting period by 7.5 per cent to €5.4bn. In the second quarter, considered in isolation, traffic revenue slumped by as much as 10.0 per cent in the wake of the crisis. The Group's total revenue shrank by 7.4 per cent to €7.6bn. The share of traffic revenue in total revenue increased from 70.2 to 71.8 per cent.

Other revenue totalled €2.1bn at the half-way stage, a year-on-year drop of 7.0 per cent. In the second quarter alone it shrank by no less than 12.1 per cent. One of the reasons was the changed dollar/euro parity which – alongside other factors – caused the external revenue of the Catering segment to plunge by 19.6 per cent to €1.1bn. Lufthansa Technik managed to boost its external revenue by 17.7 per cent to €772m.

Other operating income nearly doubled to €896m. Among other things, this total contains the income from the disposal of the 66 per cent stake in START AMADEUS (€79m), book profits from the sale of aircraft (€66m) and exchange rate gains of €406m. The latter were partly offset by exchange rate losses of €291m contained in other operating expenses.

Expenses

The measures introduced to curb costs enabled operating expenses in the second quarter to decrease slightly year on year by 0.3 per cent to €4.2bn. Between January and June expenses increased by 4.8 per cent to €8.6bn as expenditure in the first quarter rose by 9.1 per cent. Staff costs went up by 7.0 per cent to €2.3bn. In the second quarter they grew by just 2.5 per cent. Adjusted for changes in the group of consolidated companies, they actually sank by 3.3 per cent as a direct consequence of the shortening of working hours (with a corresponding cut in pay) imposed at Deutsche Lufthansa AG from 15 April, the short-time working introduced for cabin staff on 1 April, the Group-wide recruitment freeze and other measures.

On 30 June 2003 the Group's workforce totalled 94,417 persons, a year-on-year increase of 6.2 per cent which was attributable to the consolidation changes. Adjusted for this effect, the headcount was 2.4 per cent down on the year.

Depreciation and amortisation expenses decreased by 2.2 per cent to €582m. Extraordinary depreciation charges of €15m were sustained in the second quarter. This related to two grounded Boeing 747-200s, the value of which was written down to the likely net selling price.

Fuel expenses went up by 3.5 per cent to €658m. This increase breaks down as follows: greater consumption (+2.4 per cent), higher prices including price-hedging measures (+26.9 per cent) and cross-currency effects (–25.8 per cent). Without the price-hedging, the Group would have had to spend €68m more on fuel. Fees and charges rose by 2.9 per cent and totalled €1.1bn at the half-way stage. Air traffic control charges once again grew at a disproportionately fast rate of 10.2 per cent. The overall cost of materials totalled €3.5bn (+2.7 per cent); in the second quarter the successfully implemented cost management measures drove the cost of materials down by 1.8 per cent.

Result
In the second quarter of 2003 the Lufthansa Group posted a positive result from operating activities of €183m. Yet this was insufficient to fully neutralise the loss sustained in the first quarter, so that the first six months of this year closed with a negative result of –€119m (2002: €415m).

The financial result came to –€356m and was €79m worse than at the interim stage last year. This chiefly reflects the lower income from subsidiaries, joint ventures and associates, including the share in Thomas Cook's result of –€153m. The net interest result fell by 14.9 per cent to –€172m. Of this –€114m was attributable to provisions for pension benefits.

The result from ordinary activities amounted to €42m in the second quarter and to –€475m for the first six months, taken together. At the same stage last year the Group had shown a profit of €138m. After deducting taxes and minority interests, a net loss of –€392m was recorded for the period January to June 2003 (2002: –€27m).

Cash flow and capital expenditure
The cash flow generated from operating activities during the period under review amounted to €619m. This was 55.7 per cent less than in the same period last year.

The gross capital expenditure of €515m was again fully financed from the cash flow. €212m was invested in purchases of and advance payments on aircraft, €174m in other tangible fixed assets and €129m in financial assets – including the acquisition of the majority stake in Air Dolomiti. The internal financing ratio stands at 120.2 per cent (2002: 318.0 per cent).

€1.2bn was devoted to reducing financial debts as well as interest and dividend payments, so that the liquid funds decreased by a total of €1.4bn.

The Group's net indebtedness rose by €0.2bn compared with the level recorded on 31 December 2002, largely owing to the assumption of Air Dolomiti's financial liabilities, and now amounts to €1.3bn. Lufthansa's gearing on 30 June 2003 was 37.8 per cent. The comparable ratio on 31 December 2002 was 27.5 per cent.

Major events during the second quarter of 2003
A new collective contract covering the pay and working conditions of ground and cabin staff entered into force at the end of February. Invoking the crisis clause contained in that agreement, shorter working times – with a corresponding cut in pay – were agreed from 15 April for ground staff and the central departments of Deutsche Lufthansa AG. Short-time working arrangements have applied for cabin staff since 1 April. The cockpit crews, too, are making their contribution

towards alleviating the staff cost load with the agreement on more flexible working times.

Lufthansa's 50th Annual General Meeting held in Cologne on 18 June approved the proposal from the Executive Board and Supervisory Board to pay a dividend of €0.60 per share. This was disbursed on 19 June. The payout totalled €229m.

On 18 June Wolfgang Mayrhuber, until then Deputy Chairman, took over as Chairman of Lufthansa's Executive Board. His predecessor as Chairman Jürgen Weber was elected by the 50th AGM to Lufthansa's Supervisory Board. Other new members of the Supervisory Board are Dr. Josef Ackermann (Speaker of the Executive Board of Deutsche Bank AG), Michael Diekmann (Chairman of the Executive Board of Allianz AG) and Werner Schmidt (Chairman of the Executive Board of Bayerische Landesbank). Dr. Gerhard Cromme (Chairman of the Supervisory Board of ThyssenKrupp AG), Ulrich Hartmann (Chairman of the Supervisory Board of E.ON AG), Dr. Otto Graf Lambsdorff, Dr. Klaus G. Schlede (former Deputy Chairman of the Executive Board of Deutsche Lufthansa AG), Dr. Hans-Dietrich Winkhaus (member of the Proprietors' Committee of Henkel KGaA) and Dr. Klaus Zumwinkel (Chairman of the Executive Board of Deutsche Post AG) were re-elected to the supervisory board. Manfred Calsow, Jürgen Erwert, Robert Haller and Mirco A. Vorwerk are the new employee representatives on the Supervisory Board, while Frank Bsirske, Peter Geisinger, Ilona Ritter, Willi Rörig, Patricia Windaus and Dr. Michael Wollstadt were re-elected.

The new Supervisory Board met for its constitutive meeting right after the AGM. It elected Jürgen Weber as Chairman of the Supervisory Board and re-elected Frank Bsirske as Deputy Chairman.

Major events after the end of the reporting period and outlook

On 1 July the new Group structure agreed on 25 March was put into operation. The downsizing of the Executive Board from four to three members and of the Airline Board of Lufthansa German Airlines from five to four members signifies a further streamlining of the top management structures. The new Group structure is shown on page 23.

On 8 July the ownership of the shares in Air Dolomiti acquired during the take-over offer was formally transferred. Lufthansa's equity interest rose as a result to 98.8 per cent. Lufthansa will acquire the remaining shares by way of a "squeeze-out". Air Dolomiti was de-listed from the Milan stock exchange on 9 July.

The global economic risks have receded following the ending of the Iraq war and the successful combating of SARS. Nevertheless, a recovery of the world economy is not yet in sight. Furthermore, it is likely that the appreciation of the euro will continue to dampen business activity in the euro area and, in particular, in Germany with its heavy reliance on exports. Economic momentum in Germany is lacking in dynamism, although some positive signals are nourishing hopes that things may change for the better. Thus in July the ifo business climate index was positive for the third time in succession and the consumption climate index of the *Gesellschaft für Konsumforschung* for August likewise improved. The mood among consumers slowly appears to be growing more confident. The professional forecasters remain very cautious, however.

The trend in advanced bookings in both cargo and passenger business, likewise offers few grounds for optimism that there will be a marked improvement in the second half of the year. Although the number of passengers will expand in all major traffic regions, it seems unlikely at present that yields will improve given the lacklustre overall economic setting and the negative effects of a strong euro. We are therefore sticking to our forecast that despite the measures taken a positive operating result cannot be attained this year.

Segment Passenger Business
Lufthansa Passenger Business Group*

		January–June 2003	2002
Revenue	€m	**4,729**	*5,120*
Segment result	€m	**-251**	*288*
Operating result**	€m	**-306**	*276*
EBITDA	€m	**28**	*649*
Average number of employees		**35,164**	*33,587*
Passengers carried	thousand	**22,049**	*20,998*
Available seat-kilometres	million	**59,848**	*57,080*
Revenue passenger-kilometres	million	**42,933**	*42,113*
Passenger load factor	per cent	**71.7**	*73.8*

*Air Dolomiti, consolidated with effect from 1 January 2003, is included in the figures. The latter are thus not entirely comparable with the previously published figures
**corresponds to the definitions of the annual financial statements

The Passenger Business segment comprises Lufthansa and Lufthansa CityLine plus, with retroactive effect from 1 January 2003, Air Dolomiti and eight new aircraft leasing companies. Consequently, the interim figures are not comparable with those at the half-way stage last year or those of the first quarter of 2003.

The second quarter of 2003 was marked by the consequences of SARS and the weak economic momentum, especially in Germany. Whereas the markets that had suffered from the effects of the Iraq war gradually began to stabilise from May onwards, the demand for air traffic services recorded a dramatic collapse in the traffic region Asia/Pacific. In April the number of passengers carried in the region fell compared with 2002 by 19.4 per cent, in May by 25.8 per cent and in June by 19.6 per cent. Sales, measured in revenue passenger-kilometres, dropped by a similar margin. The flight schedule to China and Singapore was particularly hit. The dramatic slump in demand forced us to make deep cuts in supply. At the peak of the crisis we reduced our capacity to Hong Kong from 13 to just one flight per week. In addition, we put smaller aircraft into operation for a while. This development was particularly painful for us as China has consistently proved a growth market over recent years with correspondingly expanding capacities. With the de-escalation of the crisis demand is picking up again noticeably, so that we can progressively reverse the capacity cuts. For example, we are once again flying daily to Hong Kong, Shanghai and Beijing. Following the all-clear from the WHO, the traffic volume can be expected to return to former levels.

In the first half of 2003 some 22.0 million passengers (+5.0 per cent) flew with the airlines of the Lufthansa Group. Of this total, 3.3 million travelled with Lufthansa CityLine and 0.5 million with Air Dolomiti. Despite the sharp capacity adjustments, available capacity was 4.8 per cent higher than in the first half of 2002, while sales increased by 1.9 per cent. At 71.7 per cent, the passenger load factor did not manage to equal last year's level (-2.1 percentage points).

With the exception of Asia/Pacific, all traffic regions recorded a growth in the number of passengers flown between January and June. The passenger load factors were only slightly down on the corresponding period last year (0.4–1.5 percentage points). In the traffic areas the Americas and Middle East we slightly increased capacities in June and met with a favourable market response: the passenger load factor was on a par with the 2002 level, and in the Americas it was over 80 per cent. In Asia/Pacific, however, the cumulative impact of the SARS epidemic pushed the passenger load factor down by 4.4 percentage points to 76.5 per cent.

The decline in average yields registered in the first quarter of 2003 (-12.6 per cent) flattened in the second quarter and came to -9.7 per cent. The main reason for this was the sharp fall in the exchange rate of the US dollar compared with last year, the ongoing weak demand for First and Business Class travel and the pressure on prices caused by the excess supply in the industry.

Traffic revenue consequently decreased by 7.9 per cent to €4.4bn. Total revenue went down over twelve months by 7.6 per cent to €4.7bn. The Passenger Business group generated total segment income of €5.4bn.

Segment expenses rose by 8.7 per cent in the first six months of 2003 compared with the first half of last year to €5.7bn. But the cost-curbing measures brought substantial relief in the second quarter. By comparison, in the first three months of this year expenditure had been 13.5 per cent above the prior-year figure. The cost of materials totalled €2.7bn (+9.1 per cent). The reason for this sharp rise was the jump in the cost of chartering and leasing by €68m to €134m. This was caused by the bridging leases of five Airbus A330s and two A340. As in the first quarter, fees and charges between January and June at a rate of 6.7 per cent grew faster than traffic output. The Group airlines had to spend 3.2 per cent more on fuel than in the corresponding period of last year. Staff costs climbed by 9.2 per cent in the first six months of this year. The cost-curbing measures that were set in train kept personnel costs in the second quarter – excluding Air Dolomiti – on previous year's level. The number of employees rose on an annualised average by 4.7 per cent. Depreciation and amortisation expense fell by 2.4 per cent to €370m, while the segment's capital expenditure of €287m was 3.0 per cent lower than the half-way figure in 2002. It was invested mostly in aircraft purchases and down payments.

The Lufthansa Passenger Business group in the first half of 2003 posted a negative segment result of –€251m (2002: €288m). The loss sustained in the first quarter (–€367m) was substantially curtailed in the second quarter. Yet despite the pick-up in demand, it is unlikely that a positive result can be achieved for the full year. The persistently low average yields and the weak economy causes concern.

We shall respond flexibly to rising booking levels and judiciously expand our capacities wherever this is meaningful. For instance, on the North Atlantic routes we have introduced additional Executive Jet flights since May/June – from Munich to Newark and from Dusseldorf to Chicago. We are also expanding our Asia programme. Thus in September we intend to commence the planned connection between Munich and Shanghai and we are considering to re-introduce Munich-Hong Kong flights and starting a new route between Munich and Beijing. Additional new services ex-Munich are envisaged in the winter flight schedule.

On 29 June we took charge of the new Terminal 2 at Munich Airport. It is dedicated exclusively to Lufthansa and its partner airlines and is tailored to an annual capacity of 25 million passengers. Lufthansa has joint entrepreneurial responsibility for this project with the operator of Munich Airport and was integrally involved in designing the terminal.

On 15 May we concluded a strategic alliance with US Airways, Arlington (Virginia). It is envisaged that the American airline will join the Star Alliance within the next nine to twelve months.

In order to boost its online ticket sales Lufthansa has redesigned the internet portal "www.lufthansa.com" and has made travel planning and booking easier by introducing a simple and innovative navigation system.

Segment Logistics

Lufthansa Cargo AG

		January–June 2003	2002
Revenue	€m	**1,069**	*1,132*
Segment result	€m	**1**	*49*
Operating result*	€m	**-11**	*38*
EBITDA	€m	**68**	*108*
Average number of employees		**5,162**	*5,201*
Cargo/mail	thousand tonnes	**767**	*802*
Available cargo tonne-kilometres	million	**5,290**	*5,166*
Revenue cargo tonne-kilometres	million	**3,430**	*3,471*
Cargo load factor	per cent	**64.8**	*67.2*

*corresponds to the definitions of the annual financial statements

The persistent economic slowdown, the Iraq war and the consequences of SARS on economic developments in the Far East led to a decline in the demand for air freight services in the first half of 2003. Lufthansa Cargo transported 767,000 tonnes of freight and mail, which was 4.4 per cent less than during the same period of last year. Whereas offered capacity was expanded by 2.4 per cent, the amount of capacity sold declined by 1.2 per cent, which pushed the cargo load factor down by 2.4 percentage points to 64.8 per cent. Lufthansa Cargo sustained its biggest drop of –9.1 per cent in the Middle East/Africa traffic region. In Asia/Pacific 0.6 per cent less was sold in the first two quarters, taken together; in June alone the sales volume fell by 4.1 per cent.

Traffic revenue decreased by 5.9 per cent in the reporting period compared with last year to €1.0bn. The main reason was the euro's strength against other key currencies and the lower freight volume. The positive price effects (surcharge development) was unable to compensate for this decline. The total segment income of €1.1bn was 4.7 per cent down on the first half of 2002.

Segment expenses fell by 0.7 per cent to €1.1bn. The cost of materials went down by 0.9 per cent, largely because of the 1.3 per cent drop in the fuel bill. The sharp price increase was more than offset by the falling dollar exchange rate and the better fuel price hedging result compared with the first half of last year. Chartering expenses were up on the year by €13m, above all owing to the larger belly capacities on passenger airlines. The pay increase for cockpit crews caused staff costs to increase by 5.1 per cent. The new collective agreement with ground staff was more or less neutralised by the reduction of the workforce to 5,162 employees (–39).

The segment's capital expenditure of €4m (2002: €5m) was spent on extending the IT infrastructure.

At the interim stage in 2003 Lufthansa Cargo posted a marginally positive segment result of €1m (previous year: €49m). In the coming months no significant improvement in the general economic situation, and hence a marked increase in the demand for air transport services, is to be expected. It is, however, likely that – in line with the normal season trend – the transported volumes will pick up from September. By contrast a persistently weak US dollar will have a negative impact on the full year's result. Despite this, we still anticipate a positive segment result since Lufthansa Cargo took timely measures to reinforce its result. Besides the programme to reduce costs, the cargo airline launched the marketing campaign "Powerplay" in May in order to acquire additional business and boost revenue.

Lufthansa Cargo successfully concluded the restructuring and centralisation of its German distribution network and set up a customer service unit at Kelsterbach near Frankfurt. It further intensified cooperation with the integrator DHL: as from 1 July the cargo airline makes a stopover on the Cologne/Bonn–New York flight at the DHL's UK hub East Midlands. In New York Lufthansa Cargo in July moved into the "Cargo Building 23", one of the most modern cargo terminals in the world.

Segment Maintenance, Repair and Overhaul (MRO)
Lufthansa Technik Group*

		January–June 2003	2002
Revenue	€m	**1,417**	*1,245*
Segment result	€m	**47**	*97*
Operating result**	€m	**37**	*73*
EBITDA	€m	**91**	*135*
Average number of employees		**17,617**	*13,452*

*previous year's figures only partly comparable due to changes in the group of consolidated companies
**corresponds to the definitions of the annual financial statements

Six more companies were added to the consolidated accounts of the Lufthansa Technik group compared with the first six months of 2002: Condor/Cargo Technik GmbH, Frankfurt; Hawker Pacific Aerospace UK and USA; Lufthansa Technik Philippines, Inc., Philippines; Shannon Aerospace Ltd., Ireland and Lufthansa Airmotive Ireland (Leasing) Ltd., Ireland. Hence the figures are not comparable with last years results.

In the first six months of 2003 Lufthansa Technik's MRO group lifted revenue, despite the ongoing crisis in the aviation industry, by €172m or 13.8 per cent. Revenue with external customers grew by as much as 17.7 per cent, while revenue with Lufthansa Group companies increased by 9.5 per cent. The share of external business in total revenue rose to 54.5 per cent (+1.7 percentage points). The positive trend from the first quarter continued: 118 additional contracts were acquired – of which 32 new customers – with a sales volume of €187m for 2003. The Lufthansa Technik group generated total segment income of €1.5bn (+11.8 per cent).

The MRO segment's expenditure, driven by consolidation changes, rose in the first half of this year by 16.8 per cent to €1.4bn. The measures taken to buttress result – freezing of the headcount at the end-2002 level, fewer outsourced contracts, the reduction of overtime working and savings on projects and non-labour costs – made an impact in the second quarter. In the first quarter segment expenses had surged by 24.2 per cent. Staff costs went up by 21.2 per cent (first quarter: +26.1 per cent), mainly due to consolidation changes, while the cost of materials increased by 9.5 per cent (first quarter: +12.4 per cent). The number of employees rose by 4,165 to 17,617, chiefly owing to the enlargement of the consolidated group.

In the first half of 2003 the Lufthansa Technik group generated a segment result of €47m; this was €50m less than in the record year 2002 but €30m more than in the first quarter of 2003. The higher pressure on margins, the falling dollar parity, the new collective staff agreement, the increased need to renovate buildings as well as revenue shortfalls and payment defaults of big-name customers continue to depress the result trend. For the second half of this year the Lufthansa Technik group expects that the demand for MRO services will contract further owing to the airlines' capacity reductions. Additional measures have been inaugurated in order to nonetheless achieve a positive segment result. However, it will probably be lower than last year.

The segment's capital expenditure of €31m (2002: €19m) was allocated to extending the second overhaul line at Lufthansa Technik Philippines and developing a new Internet portal for customers.

On 15 April Lufthansa Technik acquired 50 per cent of the shares in Airfoil Services Sdn. Bhd. (ASSB) in Kuala Lumpur from MTU Aero Engines. The former MTU Maintenance Malaysia Sdn. Bhd. is specialised in the repair of aero-engine blades.

Segment Catering

LSG Sky Chefs Group

		January–June 2003	2002
Revenue	€m	**1,288**	*1,535*
Segment result	€m	**-97**	*- 12*
Operating result*	€m	**-106**	*- 56*
EBITDA	€m	**47**	*92*
Average number of employees		**32,675**	*35,219*

*corresponds to the definitions of the annual financial statements

The range of companies included in the consolidated accounts of the LSG Sky Chefs group was enlarged vis-à-vis the first half of 2002 by the addition of the catering enterprises in the Baltic states, South Africa and Belgium. Also newly consolidated were Lufthansa Catering Logistik GmbH, LSG Sky Chefs Verwaltungsgesellschaft mbH (both as of 1 January 2003), LSG Asia GmbH and LSG Sky Chefs Korea Co Ltd. (both with effect from 30 June 2003). The operational companies of the Top-Flight group were merged with LSG Sky Chefs Sverige AB. However, these changes barely affect year-on-year comparability.

The course of business of the LSG Sky Chefs group in the second quarter of 2003 was characterised by the persisting weak dynamics of the US airlines as well as by the impact on the aviation industry of the Iraq war and SARS. In the period January to June 2003 the group's revenue fell by 16.1 per cent to €1.3bn. The main reason for this downturn was the change in US dollar/euro parity, which, measured in euro, caused the revenue generated by the LSG Sky Chefs USA group to plummet by some 19 per cent compared with the same period last year. In the U.S. the continuing slack trend in aviation industry led to further revenue shortfalls, whereas in Germany and Western Europe as well as in the Asia/Pacific region revenue especially was depressed by the effects of SARS. The LSG Sky Chefs group generated total segment income of €1.3bn.

The weak dollar also caused the segment's expenses, in terms of euro, to decline by 10.7 per cent to €1.4bn. The cost of materials sank by as much as 12.4 per cent to €538m – in part owing to the smaller volume. Staff costs were reduced by 9.7 per cent to €557m. At €252m, other operating expenses, too, were 9.0 per cent down over twelve months, even though they contain value adjustments of €31m for likely unrecoverable receivables. Depreciation and amortisation totalled €91m, which was 11.7 per cent less than at the half-way stage last year.

The promptly instigated countermeasures, such as capacity and cost cuts, were unable to offset the effects of the crisis. For the first six months of 2003 the LSG Sky Chefs group posted a segment result of –€97m (2002: –€12m). For the whole year no reversal of the present trend is yet in sight. The weak momentum of the US aviation industry will lead to a further reduction of in-flight services, and in the other markets, too, a recovery of the industry is expected only in the medium term. Another factor of uncertainty is the development of the dollar-euro exchange rate. The LSG Sky Chefs group responded to the challenges with a multitude of measures. But for the full year a positive segment result seems not to be achievable.

The segment's capital expenditure was boosted by 69.2 per cent to €88m. It was invested in the acquisition of the catering operations of Asiana Airlines and in IT projects such as the installation of the SAP software in additional business areas.

On 1 April the uniform IT system of the LSG Sky Chefs group for accounting and business management was put into operation. The business area Chef Solutions has meanwhile also been linked up. The new Buy on Board concept has met with a good market response. At the end of July it was already being offered on nearly 600 flights of U.S. airlines.

Segment Leisure Travel
Thomas Cook AG

		Nov 2002– April **2003**	Nov 2001– April 2002
Revenue	€m	**2,351**	*2,565*
Loss from operating activities (EBITA)	€m	**–349**	*– 301*
Average number of employees		**26,003**	*26,390*

(financial year: 1 November to 31 October)

In the second quarter (1 February–30 April) the Iraq war, SARS and the ongoing weak economic momentum in Europe led to a noticeable fall-off in demand for leisure travel services. This affected all the sales markets of Thomas Cook AG. The number of holidaymakers decreased by 4.9 per cent compared with the second quarter of last year. As an increase of 5.3 per cent had been recorded in the first quarter, the number of vacationers served in the first two quarters of the business year (November to April) fell by only 0.8 per cent over twelve months. Germany registered the poorest development (– 4.3 per cent), the United Kingdom recorded a decline of 2.8 per cent and the rest of Western Europe a fall of 1.7 per cent.

In the period from November 2002 to April 2003 the average duration of holiday bookings in the Thomas Cook group amounted to 9.1 days, which was marginally less than the corresponding prior-year figure. Average travel price dropped from €638 to €618 due to the structural change in leisure travel demand towards cheaper destinations as well as the growing number of last-minute bookings at reduced prices. Revenue therefore fell by a much greater margin (–8.3 per cent) than the number of holiday travellers and came to €2.4bn.

Thanks to the efficient procurement and capacity management strategy, expenditure on upstream leisure travel purchases was lowered correspondingly. Consequently, the gross yield margin at the interim stage – 28.1 per cent – came very close to matching the prior-year figure (28.7 per cent). Other operating expenses were likewise held down below the previous year's level in the wake of the Triple C programme aimed at bolstering result. Thomas Cook AG posted an interim operating result (EBITA) of –€349m. The customary seasonal loss was thus significantly larger than last year's corresponding figure of –€301m. The result was burdened by exceptional factors such as changes in the group's consolidation profile, shifts in the timing of revenue and income recording in the UK and marketing costs connected with the launching of the new Thomas Cook brand. The segment result valued on an equity basis amounted to –€153m.

Since the end of the Iraq war the level of bookings in all markets and all holiday resorts has started to pick up. Thus whereas, prior to that, bookings for the summer had been 15.7 per cent down on the year, a marked increase averaging 8.1 per cent has been recorded since then. In mid-June the year-on-year shortfall had narrowed to only 8.3 per cent. As Thomas Cook is rigorously maintaining its retrenchment programme, it remains on course to post a better full-year operating result for 2002/2003 than last year. It will not be able, however, to achieve a positive segment result (pro rata earnings after taxes and goodwill).

Thomas Cook has launched a group-wide restructuring and redimensioning programme. In the framework of the project "ONE" savings of around €600m are to be made across the group within two years. The programme is focused on realigning the marketing strategy for the German sales market and on consolidating all five group airlines within a single flight operations platform. A further objective is to strengthen the group's resilience to crises.

In the first six months Thomas Cook invested a total of €145m (2002: €94m). The reason for this steep rise in capital expenditure was the acquisition of two Airbus A320s replacing two leased aircraft. The group also invested in hotel facilities, travel agencies and the expansion of its business management and IT systems. The cash flow from operating activities improved distinctly over twelve months to –€132m.

Segment IT Services
Lufthansa Systems Group*

		January–June 2003	2002
Revenue	€m	**289**	*227*
Segment result	€m	**14**	*15*
Operating result**	€m	**12**	*14*
EBITDA	€m	**30**	*34*
Average number of employees		**3,074**	*2,116*

*previous year's figures only partly comparable due to changes in the group of consolidated companies
**corresponds to the definitions of the annual financial statements

The group of consolidated companies of the Lufthansa Systems group was expanded compared with the first half of 2002 by the inclusion of Lido GmbH Lufthansa Aeronautical Services, Frankfurt; Lufthansa Process Management GmbH, Neu Isenburg; Lufthansa Systems AS GmbH, Norderstedt, and Lufthansa Systems Berlin GmbH. This impairs year-on-year comparibility.

Between January and June 2003 the Lufthansa Systems group raised its revenue substantially compared with the same period last year: it grew by 27.3 per cent to €289m. Besides the expansion of the consolidated group, the increased business volume, with both internal and external customers, influenced this development positively. Total segment income amounted to €301m (+29.2 per cent).

Segment expenses climbed by 31.7 per cent to €287m. The cost of materials surged by 64.3 per cent and staff costs by 55.9 per cent. This was due mainly to the enlargement of the consolidated group and the assumption of personnel and services in the context of outsourcing projects, such as IT work for Thomas Cook AG. This also led to a rise of €18m in the segment's capital expenditure to €29m. Depreciation and amortisation expense went up by 14.3 per cent.

The Lufthansa Systems group achieved an interim segment result of €14m (2002: €15m). The financial strains imposed by the new projects mean that the full-year result for 2003 will likewise be marginally lower than last year.

Service and Financial Companies*

		January–June 2003	2002
Revenue	€m	**83**	*80*
Other segment income	€m	**130**	*65*
Segment result	€m	**102**	*50*
Average number of employees		**921**	*733*

*previous year's figures only partly comparable due to changes in the group of consolidated companies

The Service and Financial Companies comprise START AMADEUS (until 28 February), Lufthansa AirPlus Servicekarten GmbH (since 1 January 2003) and Lufthansa Commercial Holding. This affects comparability of the first-half year figures for 2003 with those from last year.

The chief factor influencing the segment result remains the sale of the equity stake in START AMADEUS; the proceeds of €79m are contained in other segment income. This also caused the segment result to swell by €52m to €102m in which the segment results of START AMADEUS (€8m) and AirPlus (€2m) are included. The full-year result will not equal last year's performance, however, as the 2002 figure included substantial income from the disposal of the GlobeGround and DHL stakes.

Projections of future developments
This Interim Report contains figures and forecasts relating to the future development of the Lufthansa Group and its affiliated companies. These forecasts are estimates which we have made on the basis of all the information available to us at the present time. If the assumptions underlying the forecasts should prove erroneous or if potential risks – such as those mentioned in the Risk Report of the Annual Report 2002 – should become reality, the actual results may deviate from current expectations.

Consolidated Income Statement

	January–June **2003** €m	January–June 2002 €m	April–June **2003** €m	April–June 2002 €m
Traffic revenue	5,434	*5,876*	2,823	*3,135*
Other revenue	2,138	*2,300*	1,043	*1,187*
Revenue	**7,572**	***8,176***	**3,866**	***4,322***
Changes in inventories and work performed by the enterprise and capitalised	14	*0*	12	*1*
Other operating income	896	*449*	488	*240*
Cost of materials	3,534	*3,442*	1,740	*1,771*
Staff costs	2,294	*2,143*	1,117	*1,090*
Depreciation and amortisation	582	*595*	300	*298*
Other operating expenses	2,191	*2,030*	1,026	*1,036*
Loss/profit from operating activities	**–119**	***415***	**183**	***368***
Income from investments accounted for using the equity method	–154	*– 119*	– 63	*17*
Other income from subsidiaries, joint ventures and associates	22	*23*	9	*13*
Net interest	–172	*– 202*	– 69	*– 90*
Other financial items	– 52	*21*	– 18	*9*
Financial result	**– 356**	***– 277***	**– 141**	***– 51***
Loss/profit from ordinary activities	**– 475**	***138***	**42**	***317***
Other taxes	– 13	*– 44*	–13	*– 22*
Loss/profit before income taxes	**– 488**	***94***	**29**	***295***
Income taxes	99	*–120*	– 63	*–135*
Result after taxes	**– 389**	***– 26***	**– 34**	***160***
Minority interests	– 3	*– 1*	0	*– 1*
Net loss/profit for the period	**– 392**	***– 27***	**– 34**	***159***
Basic loss/earnings per share	**€ – 1.03**	***€ – 0.07***	**€ – 0.09**	***€ 0.42***
Diluted loss/earnings per share	**€ – 0.92**	***€ – 0.05***	**€ – 0.08**	***€ 0.32***

The basic loss/earnings per share are determined by dividing the net loss/profit for the period by the weighted average number of ordinary shares outstanding during the financial year. The diluted loss/earnings per share are determined by attributing the ordinary shares which might maximally be issued upon exercise of the convertible bond of Deutsche Lufthansa AG issued on 4 January 2002 to the weighted average of the shares outstanding during financial year 2002. Group net loss/profit for the period is increased by the amounts spent on the convertible bonds.

Consolidated Balance Sheet as of 30 June 2003

Assets	30 June **2003** €m	31 December 2002 €m	30 June 2002 €m
Intangible assets	1,731	1,715	*1,791*
Aircraft and spare engines	6,903	6,989	*7,415*
Other tangible assets	1,320	1,359	*1,257*
Investments accounted for using the equity method	743	913	*1,135*
Other financial assets	731	738	*810*
Fixed assets	**11,428**	**11,714**	***12,408***
Repairable aircraft spare parts	**391**	**389**	***384***
	11,819	**12,103**	***12,792***
Inventories	411	397	*366*
Trade receivables	1,813	1,630	*1,896*
Other receivables and other assets	1,187	1,045	*1,424*
Securities	742	584	*4*
Cash and cash equivalents	1,509	3,054	*2,436*
Current assets	**5,662**	**6,710**	***6,126***
Income tax assets	**254**	**205**	***261***
Prepaid expenses	**96**	**119**	***99***
Total assets	**17,831**	**19,137**	***19,278***

Shareholders' equity and liabilities	30 June **2003** €m	31 December 2002 €m	30 June 2002 €m
Issued capital	977	977	*977*
Capital reserve	809	809	*809*
Fair value reserves	56	108	*164*
Retained earnings	1,939	1,514	*1,651*
Net loss/profit for the period	– 392	717	*– 27*
Shareholders' equity	**3,389**	**4,125**	***3,574***
Minority interests	**46**	**47**	***32***
Retirement benefit obligations	4,180	4,020	*3,845*
Provisions for income taxes	176	261	*255*
Other provisions and accruals	3,941	3,515	*3,088*
Provisions and accruals	**8,297**	**7,796**	***7,188***
Long-term borrowings	3,532	4,771	*5,157*
Trade payables	777	938	*1,263*
Other liabilities	1,544	1,228	*1,651*
Liabilities	**5,853**	**6,937**	***8,071***
Deferred income	**246**	**232**	***413***
Total shareholders' equity and liabilities	**17,831**	**19,137**	***19,278***

Consolidated Statement of Changes in Shareholders' Equity

	Issued capital €m	Capital reserve €m	Fair value reserves hedging instru-ments €m	Fair value reserves other financial assets €m	Currency translation differences €m	Retained earnings €m	Net loss/profit for the period €m	Total €m
Balance on 31 December 2001	**977**	**681**	**195**	**-19**	**-22**	**2,319**	**-633**	**3,498**
Transfers	–	–	–	–	–	-633	633	–
Dividends	–	–	–	–	–	–	–	–
Net loss/profit for the period	–	–	–	–	–	–	-27	-27
Changes in fair value	–	–	12	-2	–	–	–	10
Transfers to acquisition cost	–	–	-26	10	–	–	–	-16
Transfers to the income statement	–	–	-6	–	–	–	–	-6
Other neutral changes	–	128	–	–	-5	-8	–	115
Balance on 30 June 2002	**977**	**809**	**175**	**-11**	**-27**	**1,678**	**-27**	**3,574**
Balance on 31 December 2002	**977**	**809**	**105**	**3**	**-66**	**1,580**	**717**	**4,125**
Transfers	–	–	–	–	–	488	-488	–
Dividends	–	–	–	–	–	–	-229	-229
Net loss/profit for the period	–	–	–	–	–	–	-392	-392
Changes in fair value	–	–	-23	3	–	–	–	-20
Transfers to acquisition cost	–	–	–	–	–	–	–	–
Transfers to the income statement	–	–	-30	-2	–	–	–	-32
Other neutral changes	–	–	–	–	-59	-4	–	-63
Balance on 30 June 2003	**977**	**809**	**52**	**4**	**-125**	**2,064**	**-392**	**3,389**

Currency translation differences are disclosed under retained earnings in the balance sheet. The other neutral changes result mainly from changes in the capital of investments accounted for using the equity method. The neutral change in the capital reserve includes the premium from the flotation of the bond of 4 January 2002.

Note to the Consolidated Cash Flow Statement
The cash flow statement shows the change in cash and cash equivalents of the Lufthansa Group in the period under review. As required by IAS 7, cash flows have been divided into operating cash flow (corresponding to the cash inflow from operating activities) as well as investing and financing activities. Cash and cash equivalents disclosed in the cash flow statement comprise bank balances (without time deposit credit balances) and cash in hand. The balance of liquid funds in a wider sense can be determined by including securities held as current assets and long-term time deposit credit balances.

Consolidated Cash Flow Statement

	January–June **2003** €m	January–June 2002 €m
Cash and cash equivalents on 1 January	**2,453**	***378***
Loss/profit before income taxes	-488	*94*
Depreciation of fixed assets (net of reversals)	607	*604*
Depreciation of repairable aircraft spare parts	40	*18*
Result from fixed asset disposal	-153	*- 3*
Result from investments accounted for using the equity method	149	*119*
Net interest	172	*202*
Income taxes paid	0	*- 14*
Changes in inventories	- 14	*18*
Changes in receivables, other assets and prepaid expenses	- 70	*-354*
Changes in provisions and accruals	599	*223*
Changes in liabilities (without borrowings)	-244	*436*
Other	21	*53*
Cash flows from operating activities	**619**	***1,396***
Purchase of tangible assets and intangible assets	-377	*-269*
Purchase of financial assets	- 42	*3*
Additions to repairable aircraft spare parts	- 42	*- 44*
Proceeds from sale of non-consolidated equity investments	1	*158*
Acquisition of non-consolidated equity investments	- 14	*-195*
Acquisition of consolidated equity investments*	- 82	*0*
Proceeds from disposals of intangible assets, tangible assets and other financial assets**	236	*61*
Interest received	69	*53*
Dividends received	26	*24*
Net cash used in investing activities	**-225**	***-209***
Securities/fixed-term deposits	-159	*2*
Net cash used in investing activities and cash investments	**-384**	***-207***
Premium from bond flotation	0	*128*
Long-term borrowings	101	*1,032*
Repayments of long-term borrowings	-882	*-421*
Other borrowings	- 59	*-449*
Dividends paid	-229	*0*
Interest paid	-113	*-140*
Net cash used in financing activities	**-1,182**	***150***
Net decrease/increase in cash and cash equivalents	**-946**	***1,339***
Effects of exchange rate changes	2	*0*
Cash and cash equivalents on 31 March	**1,509**	***1,717***
Securities	742	*4*
Term deposits	0	*719*
Total liquid funds	**2,251**	***2,440***
Net increase/decrease in total liquid funds	-1,387	*1,258*

*In the first half-year 2003 less purchased cash and cash equivalents of €2m.
**In the first half-year 2003 less disposed cash and cash equivalents of €51m.
Note to the Consolidated Cash Flow Statement see page 16.

Notes to the Interim Financial Statements

Effects of the changes in the group of consolidated companies
Besides Deutsche Lufthansa AG as the Group's parent company, the consolidated financial statements include all the significant domestic and foreign subsidiaries. Sixteen companies were newly included in the consolidated accounts in the first half of 2003. Lufthansa AirPlus Servicekarten GmbH, Lufthansa Catering Logistik GmbH and LSG Sky Chefs Verwaltungsgesellschaft mbH were newly consolidated as of 1 January 2003, Condor/Cargo Technik GmbH as of 1 March 2003, Lufthansa Airmotive Ireland (Leasing) Ltd. and eight aircraft leasing companies as of 1 April 2003, and LSG Asia GmbH and LSG Sky Chefs Korea Co Ltd. as of 30 June 2003. Air Dolomiti S.p.A. Linee Aeree Regionali Europee was incorporated into the group of consolidated companies with retroactive effect from 1 January 2003 following the acquisition of a majority stake on 16 April. START AMADEUS GmbH was no longer consolidated as of 1 March 2003 following the disposal of the entire shareholding on 26 February 2003. Globe Services Sweden AB and Margian AB were merged with LSG Sky Chefs Sverige AB.

The comparability of the income statement and the balance sheet with the second quarter of 2002 is additionally impaired by the fact that the changes in the group of consolidated companies as at 31 December 2002, as described in the full-year consolidated financial statements for 2002, had not yet occurred in the first half of 2002. For details see the Annual Report 2002, Note 4, from page 118 onwards (it is also available on the Internet at www.lufthansa-financials.com).

The following tables show the main consequences of the changes in the group of consolidated companies.

Balance Sheet

	Group 30 June 2003 €m	of which from changes in the group of consolidated companies in 1st half year 2003 €m
Fixed assets	11,428	250
Current assets	6,403	335
Balance sheet total	17,831	585
Shareholders' equity	3,389	- 38
Minority interests	46	42
Provisions and accruals	8,297	98
Long-term debt	3,532	150
Other liabilities	2,567	333

Income Statement

	Group Jan–June 2003 €m	of which from changes in the group of consolidated companies compared with 1st half year 2002 €m
Revenue	7,572	266
Operating income	910	12
Operating expenses	- 8,601	- 260
Loss/profit from operating activities	- 119	18
Financial result	- 356	-19
Loss from ordinary activities	- 475	- 1
Taxes and minority interests	83	- 3
Net loss for the period	- 392	- 4

Contingencies and events occuring after the balance sheet date

Contingent liabilities	30 June 2003 €m	31 December 2002 €m
from guarantees, bills and cheque charges	843	1,036
from warranty agreements	1,165	1,195
from collateralisation of third-party liabilities	3	0*

*below €0.1m

Various provisions with a total potential effect on the financial result of €190m for subsequent years were not set up owing to the small likelihood of their being utilised. The corresponding figure at end-2002 was €107m.

The contingent asset specified in the full-year consolidated financial statements for 2002 in connection with the sale of an equity interest amounting to €4m has been realised. In addition, a further sale of an equity interest in the first half of 2003 gave rise to supplementary purchase price claims amounting to a maximum of €30m, of which €4m will probably be realised in 2003 and the rest in subsequent years. Book profits of €78m will probably be realised in 2003 resulting from six aircraft sales executed in the first half of this year with a value of €138m.

Procurement obligations of €5.1bn existed at the end of the second quarter of 2003 concerning investments in tangible and intangible fixed assets. In the full-year consolidated financial statements for 2002 the corresponding figure was €5.8bn.

Asset and financial position in the first two quarters of 2003

The changes in the group of consolidated companies compared with the end of 2002 do not materially impair the comparability of the asset and financial position.

The Group's asset total at the end of the second quarter in 2003 was 6.8 per cent or €1.3bn lower than the corresponding figure at end-2002 and amounted to €17.8bn. Roughly one-fifth of this contraction relates to fixed assets and four-fifths to current assets. The value of fixed assets declined largely as a result of depreciation. The decrease in current assets was due exclusively to a drop in liquid funds amounting to €1.4bn. Available liquid funds were used in the first quarter to redeem €0.6bn of the liabilities of SC International Services, Inc., a company belonging to LSG Sky Chefs, with a view to cutting the volume of interest charges. The Group ran down its bank deposits in the amount of €0.6bn in the second quarter, leading to a corresponding fall in financial liabilities.

On the liabilities side equity was reduced by €0.7bn or 17.8 per cent vis-à-vis the end of 2002 owing to the second-quarter loss and the dividend disbursement. The equity ratio now stands at 19.0 per cent compared with 21.6 per cent at end-2002.

Despite the negative half-year result before income tax of –€0.5bn (2002: €0.1bn), a positive cash flow outcome from operating activities (calculated on the basis of the cash flow statement) of €0.6bn was generated compared with €1.4bn in the corresponding period of 2002. This was notably assisted by a positive earnings result before interest and depreciation of €0.3bn and the positive change of €0.3bn in working capital (2002: €0.4bn) attributable to the contributions of the newly consolidated companies and the higher provisions.

€0.2bn of the cash flow was transferred to interest-bearing instruments and a further €0.2bn was used for investment. The capital expenditure amounted to €0.5bn, of which €0.4bn was spent on aircraft purchases and down payments as well as on the acquisition of other fixed assets. In the acquisition of a majority stake in Air Dolomiti €0.1bn was invested. The expenditure was partly offset by €0.3bn from interest and dividend income as well as proceeds from the sale of aircraft and the disposal of the shareholding in START AMADEUS.

€1.2bn was devoted to reducing financial debts as well as interest and dividend expenses, so that the liquid funds decreased in all by €1.4bn.

Net indebtedness rose slightly – by €0.2bn – following the assumption of the financial liabilities of Air Dolomiti and now amounts to €1.3bn. Lufthansa's gearing stands at 37.8 per cent (end-2002: 27.5 per cent).

Segment Reporting Lufthansa Group January–June 2003

Business segment information January–June 2003 in €m:

	Passenger[1] Business Lufthansa Passenger Business group	**Logistics** Lufthansa Cargo	**MRO[1]** Lufthansa Technik group	**Catering** LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services[1]** Lufthansa Systems group	**Service[2] and Financial Companies**	Segment total
External revenue	4,516	1,062	772	1,062	–	98	62	7,572
– of which traffic revenue	4,388	1,046	–	–	–	–	–	5,434
Inter-segment revenue	213	7	645	226	–	191	21	1,303
Total revenue	4,729	1,069	1,417	1,288	–	289	83	8,875
Other segment income	717	75	62	53	-153	12	130	896
– of which from investments accounted for using the equity method	-16	2	3	1	-153	–	9	-154
Cost of materials	2,696	694	713	538	–	23	10	4,674
Staff costs	1,007	166	434	557	–	106	26	2,296
Amortisation and depreciation	370	58	43	91	–	16	22	600
– of which impairments	15	–	–	–	–	–	17	32
Other operating expenses	1,624	225	242	252	–	142	53	2,538
Segment result	**-251**	**1**	**47**	**-97**	**-153**	**14**	**102**	**-337**
– of which from investments accounted for using the equity method	-16	2	3	1	-153	–	9	-154
Segment assets	7,840	1,466	2,011	2,556	264	164	938	15,239
– of which from investments accounted for using the equity method	195	6	61	74	264	–	143	743
Segment liabilities	7,003	632	1,361	958	–	225	430	10,609
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	287	4	31	88	–	29	33	472
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Other significant non-cash items	64	5	11	10	–	0*	0*	90
Average number of employees	35,164	5,162	17,617	32,675	–	3,074	921	94,613

[1] Due to changes in the group of consolidated companies, the comparability of prior year figures is limited.

[2] Following the sale of START AMADEUS to Amadeus Global Travel Distribution S.A. on 26 February 2003, the company is contained in the interim accounts for two months only. This year's figures include Lufthansa AirPlus Servicekarten GmbH, which was newly consolidated on 1 January 2003, the comparability of prior year figures is limited.

* below €0.1m

Business segment information January–June 2002 in €m:

	Passenger Business Lufthansa Passenger Business group	**Logistics** Lufthansa Cargo	**MRO** Lufthansa Technik group	**Catering** LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial Com-panies**	Segment total
External revenue	4,921	1,125	656	1,321	–	73	80	8,176
– of which traffic revenue	4,765	1,111	–	–	–	–	–	5,876
Inter-segment revenue	199	7	589	214	–	154	0*	1,163
Total revenue	5,120	1,132	1,245	1,535	–	227	80	9,339
Other segment income	410	68	78	64	– 144	6	65	547
– of which from investments accounted for using the equity method	– 9	0*	2	2	– 144	–	30	– 119
Cost of materials	2,472	700	651	614	–	14	31	4,482
Staff costs	922	158	358	617	–	68	23	2,146
Amortisation and depreciation	379	58	36	103	–	14	4	594
– of which impairments	–	–	–	0*	–	–	–	0*
Other operating expenses	1,469	235	181	277	–	122	37	2,321
Segment result	**288**	**49**	**97**	**– 12**	**– 144**	**15**	**50**	**343**
– of which from investments accounted for using the equity method	– 9	0*	2	2	– 144	–	30	– 119
Segment assets	7,918	1,588	1,932	2,794	351	150	987	15,720
– of which from investments accounted for using the equity method	202	0*	92	88	351	–	402	1,135
Segment liabilities	6,662	546	1,167	1,025	–	209	310	9,919
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	296	5	19	52	–	11	28	411
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Other significant non-cash items	– 24	–	– 2	7	–	– 2	0*	– 21
Average number of employees	33,587	5,201	13,452	35,219	–	2,116	733	90,308

* below €0.1m

Notes to the Interim Financial Statements

Reconciliation of segment information with consolidated figures in €m:

	Segment total January–June **2003**	2002	Reconciliation January–June **2003**	2002	Group January–June **2003**	2002
External revenue	7,572	8,176	–	–	7,572	8,176
– of which traffic revenue	5,434	5,876	–	–	5,434	5,876
Inter-segment revenue	1,303	1,163	– 1,303	– 1,163	–	–
Total revenue	8,875	9,339	– 1,303	– 1,163	7,572	8,176
Other revenue	896	547	14	– 98	910	449
– of which from investments accounted for using the equity method	– 154	– 119	154	119	–	–
Cost of materials	4,674	4,482	– 1,140	– 1,040	3,534	3,442
Staff costs	2,296	2,146	– 2	– 3	2,294	2,143
Amortisation and depreciation	600	594	– 18	1	582	595
– of which impairments	32	0*	– 17	–	15	0*
Other operating expenses	2,538	2,321	– 347	– 291	2,191	2,030
Result	**– 337**	**343**	**218**	**72**	**– 119**	**415**
– of which from investments accounted for using the equity method	– 154	– 119	154	119	–	–
Assets	15,239	15,720	2,592	3,558	17,831	19,278
– of which from investments accounted for using the equity method	743	1,135	–	–	743	1,135
Liabilities	10,609	9,919	3,787	5,753	14,396	15,672
– of which from investments accounted for using the equity method	–	–	–	–	–	–

*below €0.1m

Geographical segment information January–June 2003 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue*	3,857	601	104	688	66	118	–	5,434
Other operating revenue	929	757	54	250	106	42	0**	2,138
Total revenue	4,786	1,358	158	938	172	160	0**	7,572

*traffic revenue is allocated by the original place of sale
**below 0.1 €m

Geographical segment information January–June 2002 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue*	4,119	679	134	761	73	110	–	5,876
Other operating revenue	775	995	75	239	171	45	0**	2,300
Total revenue	4,894	1,674	209	1,000	244	155	0**	8,176

*traffic revenue is allocated by the original place of sale
**below €0.1m

Dates

2003

12 November	Press and Analysts' Conference Release of the Interim Report January to September 2003

2004

25 March	Press and Analysts' Conference on 2003 result
12 May	Release of the Interim Report January to March 2004
16 June	51st Annual General Meeting in Cologne
12 August	Release of the Interim Report January to June 2004
11 November	Press and Analysts' Conference Release of the Interim Report January to September 2004

The 2nd Interim Report is a translation of the original German Lufthansa 2. Zwischenbericht Januar–Juni 2003. Please note that only the German version is legally binding.

Latest financial information on the Internet:

http://www.lufthansa-financials.com

For further information please contact:
Deutsche Lufthansa AG
Investor Relations

Ulrike Schlosser
Von-Gablenz-Str. 2-6
50679 Köln
Tel.: +49 221 826-24 44 or +49 69 696-9 43 56
Fax: +49 221 826-22 86 or +49 69 696-9 09 90
e-mail: CGNIRSEK@dlh.de

Ralph Link
Axel Pfeilsticker
Lufthansa Base
60546 Frankfurt/Main
Tel.: +49 69 696-64 70 or -9 09 97
Fax: +49 69 696-9 09 90
e-mail: investor.relations@dlh.de

Annual and interim reports are available via our Internet order service or from:

Deutsche Lufthansa AG, CGN IR
Von-Gablenz-Straße 2-6, 50679 Cologne
Tel.: +49 221 826-39 92
Fax: +49 221 826-36 46 or -22 86
e-mail: CGNIRAW@dlh.de

Deutsche Lufthansa Aktiengesellschaft
Registered office: Cologne
Entered in the Commercial Register of Cologne
District Court under HRB 2168



03
Member of
Dow Jones
Sustainability
Indexes
DJSI

Chairman of the Supervisory Board:
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber

Executive Board:
Wolfgang Mayrhuber (Chairman)
Dr. Karl-Ludwig Kley
Stefan Lauer

Printed in the Federal Republic of Germany
CGN IR/03



Lufthansa

Investor Info July 2003

including traffic figures

Change in capacity utilisation in July compared with previous year


80
75
70
%
65
60
55
50
2003
2002
PassengerLF
CargoLF
GroupLF

Note:
The Group's first-half results will be disclosed on August 13 2003. They will be available at 8.30 a.m. CEST on our website:
www.lufthansa-financials.com

The next **Investor Info** with the traffic figures for August 2003 is due on 09 September.

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail:
investor.relations@dlh.de
Internet:
www.lufthansa-financials.com

11 August 2003

Lufthansa: number of passengers increasing again
In July 2003, Lufthansa and Lufthansa CityLine carried 0.3 per cent more passengers than in previous year and almost reached the four million mark. Compared with June 2003 there was an increase of 3.5 per cent. Available capacity was only 0.4 per cent above the level in the same period last year, but exceeded the June figure by 7.7 per cent. Lufthansa was unable to completely sell the capacities on the market. Although sales compared with the previous month improved by 5.4 per cent, but they remained 1.0 per cent below July 2002. The passenger load factor declined by one percentage point to 74.6 per cent vis-à-vis previous year. In the Asia/Pacific region, the revival following SARS is clearly evident. The year-on-year decline in passengers was only 9.0 per cent (June 2003: -19.6 per cent). The passenger numbers in the Americas grew by +8.8 per cent and in Middle East/Africa +11.2 per cent. These regions also accounted for the greater part of the capacity increases. Thanks to the growing demand in the Asia/Pacific region Lufthansa has been able to partly offset the capacity reductions. In Europe supply has been reduced (-3.6 per cent) which brought the passenger load factor up to 68.1 per cent.
Lufthansa Cargo airfreighted 131,000 tonnes in July 2003, which was 4.3 per cent less freight and mail than a year before. The cargo load factor declined by 3.0 percentage points to 62.7 per cent.
This is also reflected in the overall load factor in the Group: it fell by 2.1 percentage points to 69.2 per cent.

Lufthansa revives Asia programme
Following the all-clear by the WHO, the demand for China flights has considerably increased. Since the end of July Lufthansa has, therefore, been flying daily again from Frankfurt to Beijing, Shanghai and Hong Kong. As of 12 September, the Boeing 747 is to replace the smaller Airbus A340 again. The planned Munich – Shanghai service will start operations on 2 September.

Lufthansa Cargo moves into new cargo terminal at JFK
On 21 July, Lufthansa Cargo at JFK Airport in New York moved into "Cargo Building 23", one of the world's most modern cargo terminals. In the high-tech facility, Lufthansa Cargo is using 10,000 sq.meters of space with an automatic pallet warehouse, cold store and a modern security system. JFK is the most important US hub for the Cargo Airline. 30 per cent of its freight for the USA is handled here.

Lufthansa Systems: Outsourcing order from DekaBank
As of September, Lufthansa Systems will take over the operation and management of DekaBank's client/server systems. The cooperation is initially planned for a period of five years.

Investor Relations award 2003: - Lufthansa came second
In the "Capital Investor Relations Award 2003", for the first time Lufthansa has taken 2nd place in the DAX 30 category, with 445.4 points narrowly missing 1st rank by three points. The basis for the valuation was an exclusive survey by the DVFA among analysts of 94 European banks, investment funds and capital investment companies. They assessed the companies on the basis of the three criteria: topicality, credibility and quality.

Traffic figures July 2003

Lufthansa Passenger Business Group*	July 2003	Yoy (%)	cumulative	Yoy (%)
Passengers in 1,000	3,989	+ 0.3	25,526	+ 2.2
Available seat-kilometers (mio)	10,988	+ 0.4	70,216	+ 3.2
Revenue pax-kilometers (mio)	8,193	- 1.0	50,756	+ 0.7
Passenger load-factor (%)	74.6	- 1.0P.	72.3	- 1.8P.
Number of Flights	40,913	- 7.9	286,126	+ 1.8
Lufthansa Cargo AG	**July 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Cargo/mail in 1,000 tonnes	131	- 4.3	898	- 4.4
Available Cargo tonne-km (mio)	930	+ 0.9	6,220	+ 2.2
Revenue Cargo tonne-km (mio)	584	- 3.6	4,014	- 1.5
Cargo load-factor (%)	62.7	- 3.0P.	64.5	- 2.5P.
Number of Flights	2,000	- 3.5	13,551	- 0.5
Lufthansa Group	**July 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Available tonne-km (mio)	2,036	+ 0.9	13,257	+ 2.8
Revenue tonne-km (mio)	1,409	- 2.1	9,127	- 0.3
Overall load factor (%)	69.2	- 2.1P.	68.8	- 2.2P.
Number of Flights	42,913	- 7.7	299,677	+ 1.7
Traffic regions				
Europe (incl. Germany)	**July 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	3,061	- 0.6	20,034	+ 2.2
Available seat-kilometers (mio)	3,171	- 3.6	21,792	+ 2.7
Revenue pax-kilometers (mio)	2,159	+ 0.4	13,596	+ 2.7
Passenger load-factor (%)	68.1	+ 2.8P.	62.4	+ 0.0P.
Cargo/mail in 1,000 tonnes	57	- 2.9	390	- 7.8
Available Cargo tonne-km (mio)	99	- 0.3	666	+ 0.3
Revenue Cargo tonne-km (mio)	38	+ 6.5	255	- 3.5
Cargo load-factor (%)	38.4	+ 2.4P.	38.3	- 1.5P.
America (North and South)	**July 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	549	+ 8.8	3,036	+ 7.8
Available seat-kilometers (mio)	4,764	+ 10.1	27,206	+ 8.8
Revenue pax-kilometers (mio)	3,643	+ 4.3	21,148	+ 5.9
Passenger load-factor (%)	76.5	- 4.3P.	77.7	- 2.2P.
Cargo/mail in 1,000 tonnes	33	- 4.2	227	- 1.6
Available Cargo tonne-km (mio)	355	+ 1.3	2,271	+ 2.6
Revenue Cargo tonne-km (mio)	222	- 4.7	1,528	- 0.4
Cargo load-factor (%)	62.5	- 3.9P.	67.3	- 2.0P.
Asia/Pacific	**July 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	239	- 9.0	1,579	- 7.8
Available seat-kilometers (mio)	2,243	- 13.2	15,785	- 5.1
Revenue pax-kilometers (mio)	1,810	- 13.3	12,177	- 9.5
Passenger load-factor (%)	80.7	- 0.1P.	77.1	- 3.8P.
Cargo/mail in 1,000 tonnes	33	- 5.9	229	- 0.1
Available Cargo tonne-km (mio)	407	+ 0.8	2,806	+ 3.4
Revenue Cargo tonne-km (mio)	287	- 3.6	1,960	- 1.0
Cargo load-factor (%)	70.5	- 3.2P.	69.9	- 3.1P.
Middle East and Africa	**July 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	138	+ 11.2	863	+ 6.3
Available seat-kilometers (mio)	799	+ 8.9	5,395	+ 6.2
Revenue pax-kilometers (mio)	579	+ 7.8	3,817	+ 4.2
Passenger load-factor (%)	72.5	- 0.7P.	70.8	- 1.3P.
Cargo/mail in 1,000 tonnes	7	- 7.5	52	- 8.1
Available Cargo tonne-km (mio)	69	+ 1.6	477	- 3.9
Revenue Cargo tonne-km (mio)	37	- 6.6	271	- 8.8
Cargo load-factor (%)	53.3	- 4.7P.	56.8	- 3.0P.

*Deutsche Lufthansa AG and Lufthansa CityLine GmbH

Publication
Pursuant to section 6 of the Aviation Compliance Documenting Act, section 44 (1) 3 of the German Stock Exchange Act and section 70 of the German Stock Exchange Listing Regulation.

As at 30 June 2003 the ownership structure of Deutsche Lufthansa AG by nationality was as follows:

Germany	76.1 %
United Kingdom	10.0 %
United States	4.8 %
Switzerland	2.8 %
Belgium	2.0 %
Luxembourg	1.8 %
Other	2.5 %

The conditions for maintaining the Company's licences and rights under aviation laws and agreements are met.

Cologne, 4. July 2003

Deutsche Lufthansa Aktiengesellschaft
The Executive Board

The Share Shareholder Structure

76.1 per cent of equity in German hands

Lufthansa's share capital of Euro 976,896,000 is divided into 381.6 million registered non-par value shares.

Pursuant to the Aviation Compliance Documenting Act, Lufthansa is obliged by law to publish an equity ownership structure with a breakdown by nationality every three months to provide the proof required by bilateral aviation agreements and EU directives that a majority of Lufthansa stock is in German or European hands.

German investors held 76.1 per cent of Lufthansa share capital at 30 June 2003. Second with 10.0 per cent were shareholders from the UK followed by US investors with 4.8 per cent. The requirements for continued exercise of air traffic rights are thus fulfilled.

The ownership structure by nationality is thus:

Shareholder structure	
Free float	84.83 %
GENUJO Achte Beteiligungs GmbH	10.05 %
DWS Investment GmbH	5.12 %

Shareholder structure by nationality	
Germany	76.10 %
Great Britain	10.00 %
USA	4.80 %
Switzerland	2.80 %
Belgium	2.00 %
Luxembourg	1.80 %
Other (147 countries)	2.50 %



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09.09.2003



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13.08.2003



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16.06.2004



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